FEDERAL RESERVE BANK OF SAN FRANCISCO

               101 MARKET STREET, SAN FRANCISCO, CALIFORNIA 94105

                                 March 9, 1995

John T. Collins, Esq.
Steptoe & Johnson
1330 Connecticut Avenue, N.W.
Washington, D.C.  20036

Dear Mr. Collins:

     We have completed our analysis of the Notice of Change in Control involving Whitman Heffernan & Rhein Management Corporation, Whitman Heffernan & Rhein Workout Fund II, L.P., and Whitman Heffernan & Rhein Workout Fund II-A, L.P., all of Bronxville, New York (collectively "Notificants"), for the proposed acquisition of 24.9 percent of the outstanding voting shares of SDNB Financial Corporation, Inc., San Diego, California ("SDNB"), which owns 100 percent of San Diego National Bank, San Diego, California ("Bank"), submitted pursuant to the Change in Bank Control Act of 1978. The Federal Reserve System does not intend to disapprove the proposed transaction and consummation may proceed immediately.

     In consideration of this proposal, we have determined that all factors required to be considered under the Change in Bank Control Act are consistent with approval. This determination is specifically conditioned upon compliance by Notificants with all the commitments and representations made in connection with this notice, including the following. Notificants have committed that they will not directly or indirectly:

     1. Seek or accept representation on the board of directors of SDNB or its subsidiary bank, Bank, except that Notificants may have a nonvoting observer attend the board of directors meetings of SDNB and Bank and may designate a director for the board of directors of SDNB under the conditions set forth below;

     2. Take action causing SDNB or Bank to become a subsidiary of Notificants;

     3. Acquire or retain shares that would cause the combined interests of Notificants and their officers, directors, trustees, and affiliates to exceed 24.9 percent of the

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          outstanding voting securities of SDNB or 24.9 percent of the equity of
          SDNB;

     4. Exercise or attempt to exercise a controlling influence over the management or policies of SDNB or Bank;

     5. Have or seek to have any representative serve as an officer, agent, or employee of SDNB or Bank;

     6. Propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or board of directors of SDNB or Bank;

     7. Solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of SDNB or Bank;

     8. Attempt to influence the dividend policies or practices of SDNB or Bank;

     9. Attempt to influence the loan and credit decisions or policies of SDNB or Bank, the pricing of services, any personnel decisions, the location of any offices, branching, the hours of operation, or similar activities of SDNB or Bank, except that this commitment shall not apply to the execution of board responsibilities by a director designated under the conditions set forth below;

     10. Enter into any other banking or nonbanking transaction with SDNB or Bank, except that (a) Notificants may establish and maintain deposit accounts with Bank, provided that the aggregate balances of all such accounts do not exceed $500,000 and that the accounts are maintained on substantially the same terms as those prevailing for comparable accounts of persons unaffiliated with SDNB, (b) Bank and Danielson Trust Company may continue their trust referral arrangement provided that the referral income received by Bank from Danielson Trust Company shall not exceed on an annual basis an amount equal to one percent (1%) of the shareholders equity of Bank and such arrangement will be on arms-length basis and on substantially the same terms and conditions that would be offered to others in similar circumstances not affiliated with SDNB and (c) Notificants, as the mortgagee on the building occupied by SDNB and Bank, will not use this mortgage lending relationship to exert or attempt to exert control over SDNB or Bank;

     11. Dispose or threaten to dispose of shares of SDNB in any manner as a condition of specific action or nonaction by SDNB;

     In connection with Notificants' proposal to designate a member of the board of SDNB in the event that such designation becomes necessary for notificants to retain their qualification under ERISA as a "venture capital operating company," Notificants

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     commit:

     12. To make such a designation only after providing notice to Board staff and demonstrating to the Board's satisfaction that Notificants' ERISA qualification is in jeopardy without the representation;

     13. That such designation would be solely for the purpose of complying with ERISA and would not be for the purpose of exercising control over SDNB pursuant to the Bank Holding Company Act;

     14. That Notificants will not seek to designate a director at SDNB without first designating, to the extent possible, a director at all other investments made by Notificants;

     15. To reduce their aggregate holdings of SDNB shares to less than 15 percent of the total voting shares of SDNB and to less than 15 percent of the total equity of SDNB. Notificants will make this reduction as soon as possible, but no later than six months following the director's designation. Notificants may request, and the Board may grant, an extension of this time period if Notificants are not likely to divest the required shares within this period and demonstrate that they have exercised reasonable efforts in good faith to divest the required shares;

     16. To cease having a nonvoting observer attend meetings of the board of directors of SDNB at the time of designation;

     17. That Notificants will submit the name of proposed director to the Board for its review prior to designating this individual, and to accommodate any reasonable objection of the Board in selecting the designated individual; and

     18. That Notificants will not designate as a director of SDNB any officer, board member, management official, or partner of Whitman Heffernan & Rhein Management Corporation, or any of its affiliates.

     Based on the facts of record, including the commitments set forth above, it appears that upon consummation of this proposal, Notificants would not acquire control or the ability to exercise a controlling influence over SDNB or Bank for purposes of the Bank Holding Company Act.

     The commitments and conditions relied upon in reaching this decision are deemed to be conditions imposed in writing by the Federal Reserve System in connection with its findings and decision and, as such, may be enforced in proceedings under applicable law.

     Please advise us in writing when the transaction has been consummated. If the transaction has not been consummated within one year from this date, or if the terms, conditions

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transaction has not been consummated within one year from this date, or if the terms, conditions or parties to the transaction change, this Reserve Bank should be consulted to determine whether any additional action or notification would be required.



                                          Very truly yours,


                                          /s/ KENNETH R. BINNING
                                          ---------------------------
                                          Kenneth R. Binning
                                          Director
                                          Banking Regulation


cc:  Mr. Murray L. Galinson, SDNB Financial Corporation
     Board of Governors
     Comptroller of the Currency - Western District
     Federal Deposit Insurance Corporation - Regional Office
     California State Banking Department
     Office of Thrift Supervision - Regional Office

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